Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES OUTLOOK

•                  Continuing to grow sales faster than vehicle production through 2020

•                  Accelerating free cash flow1 in 2018-2020 period

AURORA, Ontario, January 16, 2018 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced its financial outlook for 2018 and 2020.

“The pace of change in the automotive industry continues to accelerate, and we remain at the forefront, investing to further strengthen our position as an innovator and provider of solutions for our customers. These investments should drive business awards in the future and position us to continue building long-term value for shareholders. We expect to deliver above-market growth through 2020 and beyond driven by our portfolio of products tied to Vehicle Electrification, Light-Weighting, Safety and Autonomous Driving” - Don Walker, Magna’s Chief Executive Officer

NEW FINANCIAL REPORTING SEGMENTS

We recently announced a realignment of our management structure along product lines, and a corresponding change to our reporting segments.  Our outlook reflects our new reporting segments.

CHANGE IN ACCOUNTING FOR TOOLING AND PRE-PRODUCTION ENGINEERING

As noted in our third quarter 2017 report, we will adopt the new revenue recognition standard and change the accounting for tooling and pre-production engineering beginning in 2018.  The primary result of this change is a decrease in sales, substantially offset by a similar decrease in cost of goods sold.  Our outlook also reflects this change in accounting.  For comparative purposes, we expect the decrease in both sales and cost of goods sold for 2017 to be approximately $2.4 billion.

1  Free cash flow represents Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investments in other assets.

MAGNA ANNOUNCES OUTLOOK	CONNECT WITH MAGNA

OUTLOOK

In this outlook we have assumed no material unannounced acquisitions or divestitures.  In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2017 rates.

	2018	2020
Light Vehicle Production (Units)
North America	17.4 million	17.4 million
Europe	22.3 million	22.9 million

Segment Sales
Body Exteriors & Structures	$16.6 - $17.4 billion	$17.3 - $18.3 billion
Power & Vision	$11.8 - $12.4 billion	$12.5 - $13.3 billion
Seating Systems	$5.3 - $5.7 billion	$6.5 - $7.0 billion
Complete Vehicles	$6.0 - $6.4 billion	$6.8 - $7.5 billion

Total Sales	$39.3 - $41.5 billion	$42.7 - $45.7 billion

EBIT Margin[2]	7.9% - 8.2%	8.5% - 8.9%

Equity income (included in EBIT)	$335 - $375 million	$400 - $450 million

Interest Expense	Approximately $90 million

Tax Rate	22% - 23%

Net income attributable to Magna	$2.3 - $2.5 billion

Capital Spending	Approximately $1.8 billion

“We remain focused on striking a balance between investing for the future and improving both returns on capital and free cash flow conversion. In the short term, margins will be affected somewhat by our investments for the future related to electrification and autonomous driving. In addition, the significant growth of our Complete Vehicles business will impact margins, as anticipated. Nevertheless, we expect to generate over $6 billion in free cash flow between 2018 and 2020, which is more than 25% of our current market capitalization.” - Vince Galifi, Magna’s Chief Financial Officer

2  Earnings Before Interest and Taxes (“EBIT”) represents Net Income before income taxes and interest expense, net.  EBIT Margin is the ratio of EBIT to Total Sales.

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

We will be making a presentation at the Deutsche Bank Global Auto Industry Conference on Tuesday, January 16, 2018 at 2:00 p.m. EST during which we will review the details of our Outlook.  The presentation will be webcast and available on our website at www.magna.com.  The slides accompanying the presentation will be available on our website Tuesday morning by 7:00 a.m. EST.

TAGS

2018 Outlook, sales growth, free cash flow

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com, 248.631.5396

WEBCAST CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com, 905.726.7108

OUR BUSINESS3

We have more than 163,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a technology company and one of the world’s largest automotive suppliers with 328 manufacturing operations and 99 product development, engineering and sales centres in 29 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit www.magna.com.

3  Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute forward-looking statements or forward-looking information within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; expected sales in each of our Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles segments; consolidated EBIT margin, consolidated Equity income; net interest expense; effective income tax rate; fixed asset expenditures; net income; sales and margin growth; free cash flow generation; Magna’s ability to capitalize on the growth in vehicle electrification, vehicle light-weighting, and safety and autonomous driving; and future returns of capital to our shareholders, including through dividends or share repurchases. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as  may, would, could, should, will, likely, expect, anticipate, believe, intend, plan, forecast, outlook, project, estimate and similar  expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would typically result in lower production volume levels; the growth of protectionism and the implementation of measures that impede the free movement of goods, services, people and capital; planning risks created by rapidly changing economic or political conditions; fluctuations in relative currency values; legal claims and/or regulatory actions against us; our ability to successfully launch material new or takeover business; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets; our ability to successfully compete with other automotive suppliers, including disruptive technology innovators which are entering or expanding in the automotive industry; our ability to consistently develop innovative products or processes; our changing risk profile due to the increasing importance to us of product areas such as powertrain and electronics; restructuring, downsizing and/or other significant non-recurring costs; a reduction in outsourcing by our customers or the loss of a material production or assembly program; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); the termination or non-renewal by our customers of any material production purchase order; exposure to, and ability to offset, commodities price increases; restructuring actions by OEMs, including plant closures; work stoppages and labour relations disputes; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations, including tax and transfer pricing laws; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information.